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 FILE SEC FILE NUMBER

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CUSIP NUMBER

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One) ☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☐ Form 10-Q ☒

Form N-SAR ☐

For Period Ended: December 31, 2007

☐ Transition Report on Form 10-K

☐ Transition Report on Form 20-F

☐ Transition Report on Form 11-K

☐ Transition Report on Form 10-Q

☐ Transition Report on Form N-SAR

For the Transition Period Ended: ________________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I - REGISTRANT INFORMATION

FinancialContent, Inc.

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Full Name of Registrant:

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Former Name if Applicable

111 West Topa Topa Street

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Address of Principal Executive Office (Street and Number)

Ojai, CA 93023

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City, State, Zip Code

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

|(a) The reasons described in reasonable detail in Part III of this form could not be
|	eliminated without unreasonable effort or expense;
|
| (b) The subject annual report, semi-annual report, transition report on Form 10-K,
☒ |	Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before
|	the fifteenth calendar day following the prescribed due date; or the subject
|	quarterly report of transition report on Form 10-QSB, or portion thereof will

| be filed on or before the fifth calendar day following the prescribed due date;

|	and
|
| (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been
|	attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR or the transition report or portion thereof could not be filed within the prescribed time period.

As a result of delays in gathering the data  necessary to finalize the financial statements and accompanying notes of the Registrant's Form 10-QSB for the quarter ended September 30,  2008, the report on form 10-QSB  cannot be timely  filed without  unreasonable effort or expense.  The Registrant anticipates filing its Form 10-QSB by the extended due date.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Wilfred Shaw	(805)	640-6468
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(Name)	(Area Code)	(Telephone No.)

(2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒Yes ☐No

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(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

☒Yes ☐No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

On May 9, 2008, FinancialContent agreed to transfer all of the issued and outstanding shares of FinancialContent Services, Inc. (“FCS”) to a related party in consideration of the full release of the of the secured debt held by Jade Special Strategy, LLC, in the amount of $1,165,000 (the “Debt”), and of FCS assuming the full amount of the Debt. An Information Statement was furnished in accordance with the requirements of Regulation 14C promulgated under the Securities Exchange Act of 1934, as amended, by the Company in connection with the transfer of FCS. The proxy was mailed on July 3, 2008 and the transaction for the sale of FCS officially closed on July 24, 2008. For accounting purposes we have concluded that the transfer of FCS occurred on June 30, 2008. Concurrently with the transfer of the shares of FCS, the Company also discontinued all of its operations under StreetIQ.com, Inc. FCS was the main operating subsidiary of FinancialContent and the only other business or operating subsidiary of the Company was StreetIQ.com. Accordingly, FCON is now a “shell” corporation actively searching for an operating entity to acquire.

The historical financial statements for the three month period ended September 30, 2008 shall reflect the transfer of the operating assets and liabilities of FCS. The accumulated deficit was not transferred by the sale and is reflected in the financial statements presented herein.

FinancialContent, Inc.

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(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: November 14, 2008	By: /s/ Wilfred Shaw
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Wilfred Shaw, CEO

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